Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2013 Financial Results

Annual Net Revenues Increased 66.1% Year-over-Year to RMB1,216.5 Million

Annual Net Income Increased 114.3% Year-over-Year to RMB456.2 Million

BEIJING, February 24, 2014 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter and Full Year 2013 Financial Highlights1

•	Net Revenues increased 74.1% year-over-year to RMB386.0 million ($63.8 million) for the fourth quarter of 2013 and increased 66.1% year-over-year to RMB1,216.5 million ($201.0 million) for the full year 2013.

•	Net Income increased 183.2% year-over-year to RMB122.7 million ($20.3 million) for the fourth quarter of 2013 and increased 114.3% year-over-year to RMB456.2 million ($75.4 million) for the full year 2013.

•	Cash Provided by Operating Activities increased 107.6% year-over-year to RMB322.6 million ($53.3 million) for the fourth quarter of 2013 and increased 112.5% year-over-year to RMB593.9 million ($98.1 million) for the full year 2013.

Fourth Quarter and Full Year 2013 Operating Highlights

•	On November 11, 2013, Autohome successfully conducted a major online sales promotion campaign on “Double 11,” a popular online shopping festival in China. Through this event, Autohome clearly showcased its transaction and lead generation capability and produced tangible car sales results for dealers.

•	Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user, and average daily page views for full year 2013, based on data released by iResearch, a third-party market research firm. In the same period, autohome.com.cn accounted for approximately 47% of the total time that China’s internet users spent viewing online automotive information, more than four times that of the Company’s closest competitor, according to the data released by iResearch.

•	Autohome provided dealer subscription services to 10,617 dealer subscribers in 2013, up from 5,052 dealer subscribers in 2012.

James Qin, Chief Executive Officer, stated, “Our strong fourth quarter and full year results reflect Autohome’s market position as the leading online destination for automobile consumers in China, which enables us to leverage and benefit from the rapid shift in auto advertising to the Internet. Our user-centric approach and focus on providing superior auto-related content is a differentiator for our business, is driving meaningful engagement with our users, and continues to deliver strong traffic to our site. Further, as dealers and manufacturers seek better returns on their marketing investment, they increasingly rely on Autohome’s access to motivated and engaged potential buyers and this has helped deliver our strong results.”

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Qin continued, “After reaching a critical milestone and completing our successful initial public offering in December 2013, during 2014 we plan to pursue several initiatives to maintain and strengthen our market leading position and capitalize on a convergence of strong market trends in China’s auto and online advertising industries. In particular, we will expand our advertising offerings to capture increased share of wallet from automakers, further extend and monetize our dealer network, expand our offerings on our mobile and services platform to enhance the user experience, and build out our offering in the aftermarket and used car sectors. We are excited about the future ahead of us and look forward to continuing growth and overall success.”

Nicholas Chong, Chief Financial Officer, commented, “Autohome is now the clear market leader in our space in China across every key metric, in terms of number of users, time spent on site, brand recognition, and user engagement. This leadership is reflected in our financial results for the fourth quarter and full year which highlight very strong increases in both revenue and profit, as well as an ability to generate significant cash to fund our growth strategies.”

Detailed Overview of Financial Results for Fourth Quarter and Full Year 2013

Key Financial Results

(In RMB Millions except for per share data)	4Q2012	4Q2013	% Change	FY2012	FY2013	% Change

Net Revenues	221.8	386.0	74.1%	732.5	1,216.5	66.1%

Operating Profit	80.3	149.5	86.2%	298.5	554.9	85.9%

Net Income	43.3	122.7	183.2%	212.9	456.2	114.3%

Adjusted Net Income[2]	52.9	132.3	150.1%	251.8	487.2	93.5%

Diluted Earnings Per Share[3]	0.43	1.16	169.8%	2.12	4.37	106.1%

Cash Provided by Operating Activities	155.4	322.6	107.6%	279.5	593.9	112.5%

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on these non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP to GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Fourth Quarter 2013 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2013 increased 74.1% to RMB386.0 million ($63.8 million) from RMB221.8 million in the corresponding period in 2012. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the fourth quarter of 2013 increased 56.3% to RMB277.0 million ($45.8 million) from RMB177.2 million in the corresponding period in 2012. The increase was due to the increased revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers and dealer advertisers accounted for 73.4% and 26.6%, respectively of total advertising services revenues for the fourth quarter of 2013.

The increase in revenues from automaker advertisers was attributable to the increased average revenues per automaker advertiser while the increase in dealer advertising services revenues was mainly attributable to an increase in the volume of advertising purchased by dealer advertisers as a result of Autohome’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s advertising services.

•	Dealer subscription services revenues for the fourth quarter of 2013 increased 144.6% to RMB109.0 million ($18.0 million) from RMB44.6 million in the corresponding period in 2012. The increase in dealer subscription services revenues was mainly due to an increase in the number of the paying subscribers, which in turn was a result of Autohome’s expansion into new geographic markets and deeper penetration into existing markets. The Company sold dealer subscription services to 10,084 dealers in the fourth quarter of 2013, compared with 4,703 dealers in the corresponding period in 2012.

Cost of Revenues

Cost of revenues for the fourth quarter of 2013 increased 78.6% to RMB87.8 million ($14.5 million) from RMB49.2 million in the corresponding period in 2012, primarily due to increases in content related costs, value-added taxes and surcharges, bandwidth and IDC costs, and depreciation. The cost of revenues for the fourth quarter of 2013 included share-based compensation expense of RMB1.6 million ($0.3 million), both for the fourth quarter of 2013 and 2012.

Operating Expenses

Operating expenses for the fourth quarter of 2013 increased 61.1% to RMB148.7 million ($24.6 million) from RMB92.3 million in the corresponding period in 2012, mainly due to increases in sales and marketing expenses and product development expenses. As a percentage of net revenues, operating expenses for the fourth quarter of 2013 decreased to 38.5% from 41.6% in the corresponding period in 2012.

•	Sales and marketing expenses for the fourth quarter of 2013 increased 112.0% to RMB96.2 million ($15.9 million) from RMB45.4 million in the corresponding period in 2012. This increase was primarily due to (i) an increase in marketing expenses for the sales promotion campaign held on November 11, 2013 and (ii) an increase in salaries and benefits, which in turn was primarily due to the increased sales and marketing headcount. The sales and marketing expenses for the fourth quarter of 2013 included share-based compensation expense of RMB1.1 million ($0.2 million), both for the fourth quarter of 2013 and 2012.

•	General and administrative expenses for the fourth quarter of 2013 decreased 13.6% to RMB28.7 million ($4.7 million) from RMB33.3 million in the corresponding period in 2012. This decrease was attributable to a one-off cost associated with the Company’s postponement of its IPO in the fourth quarter of 2012, and was partially offset by an increase in salaries and benefits in the fourth quarter of 2013. The general and administrative expenses for the fourth quarter of 2013 included share-based compensation expenses of RMB4.9 million ($0.8 million), compared to RMB4.6 million in the corresponding period in 2012.

•	Product development expenses for the fourth quarter of 2013 increased 73.7% to RMB23.7 million ($3.9 million) from RMB13.6 million in the corresponding period in 2012, primarily due to an increase in salaries and benefits payments as the Company recruited more product development personnel. The product development expenses for the fourth quarter of 2013 included share-based compensation expenses of RMB0.8 million ($0.1 million), compared to RMB0.7 million in the corresponding period in 2012.

Operating Profit

Operating profit for the fourth quarter of 2013 increased 86.2% to RMB149.5 million ($24.7 million) from RMB80.3 million in the corresponding period in 2012.

Net Income and EPS

Net income for the fourth quarter of 2013 increased 183.2% to RMB122.7 million ($20.3 million) from RMB43.3 million in the corresponding period in 2012, primarily due to the increase in the income before income taxes in 2013 and the one-time income tax expense due to the accrued withholding tax of RMB26.6 million on dividends in the corresponding period in 2012. Basic and diluted earnings per share and per ADS (“EPS”) for the fourth quarter of 2013 were RMB1.23 ($0.20) and RMB1.16 ($0.19), respectively, compared to basic and diluted EPS in the corresponding period in 2012 of RMB0.43 and RMB0.43, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the fourth quarter of 2013 increased 150.1% to RMB132.3 million ($21.9 million) from RMB52.9 million in the corresponding period in 2012. Non-GAAP basic and diluted EPS for the fourth quarter of 2013 were RMB1.33 ($0.22) and RMB1.25 ($0.21), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2012 of RMB0.53 and RMB0.53, respectively.

Unaudited Full Year 2013 Financial Results

Net Revenues

Net revenues in 2013 increased 66.1% to RMB1,216.5 million ($201.0 million) from RMB732.5 million in 2012. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues in 2013 increased 51.0% to RMB894.9 million ($147.8 million) from RMB592.6 million in 2012. The increase was due to increased revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers and dealer advertisers accounted for 78.7% and 21.3%, respectively, of total advertising services revenues in 2013.

The increase in revenues from automaker advertisers was attributable to the increased average revenues per automaker advertiser while the increase in dealer advertising services revenues was mainly attributable to an increase in the volume of advertising purchased by dealer advertisers as a result of Autohome’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the advertising services.

•	Dealer subscription services revenues in 2013 increased 129.9% to RMB321.6 million ($53.1 million) from RMB139.9 million in 2012. The increase in dealer subscription services revenues was mainly due to an increase in the number of paying dealers, which in turn was a result of Autohome’s expansion into new geographic markets and deeper penetration into existing markets. The Company sold dealer subscription services to 10,617 dealers in 2013 compared with 5,052 dealers in 2012.

Cost of Revenues

Cost of revenues in 2013 increased 41.5% to RMB252.2 million ($41.7 million) from RMB178.2 million in 2012. The increase was primarily due to increases in value-added taxes and surcharges, content related costs, bandwidth and IDC costs, and depreciation. The cost of revenues in 2013 included share-based compensation expense of RMB6.5 million ($1.1 million), compared to RMB6.6 million in 2012.

Operating Expenses

Operating expenses in 2013 increased 60.0% to RMB409.4 million ($67.6 million) from RMB255.8 million in 2012, due to increases in sales and marketing expenses and product development expenses. As a percentage of net revenues, operating expenses in 2013 decreased to 33.7% from 34.9% in 2012.

•	Sales and marketing expenses in 2013 increased 88.9% to RMB245.2 million ($40.5 million) from RMB129.8 million in 2012. This increase was primarily due to (i) an increase in salaries and benefits, which in turn was primarily due to the increased sales and marketing headcount and (ii) an increase in marketing expenses in connection with the promotion of the brands through other online media and the sales promotion activities. The sales and marketing expenses in 2013 included share-based compensation expense of RMB4.4 million ($0.7 million), compared to RMB4.2 million in 2012.

•	General and administrative expenses in 2013 were RMB82.5 million ($13.6 million) which is flat compared to the same period last year. This was because of a one-off cost associated with the Company’s postponement of its IPO in the fourth quarter of 2012, and was partially offset by an increase in salaries and benefits in 2013. The general and administrative expenses in 2013 included share-based compensation expenses of RMB11.7 million ($1.9 million), compared to RMB15.7 million in 2012.

•	Product development expenses in 2013 increased 90.5% to RMB81.7 million ($13.5 million) from RMB42.9 million, primarily due to an increase in salaries and benefits payments as the Company recruited more product development personnel. The product development expenses in 2013 included share-based compensation expenses of RMB3.0 million ($0.5 million), compared to RMB2.7 million in 2012.

Operating Profit

Operating profit in 2013 increased 85.9% to RMB554.9 million ($91.7 million) from RMB298.5 million in 2012.

Net Income and EPS

Net income in 2013 increased 114.3% to RMB456.2 million ($75.4 million) from RMB212.9 million in 2012. Basic and diluted EPS in 2013 were RMB4.57 ($0.75) and RMB4.37 ($0.72), respectively, compared to basic and diluted EPS in 2012 of RMB2.13 and RMB2.12, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income in 2013 increased 93.5% to RMB487.2 million ($80.5 million) from RMB251.8 million in 2012. Non-GAAP basic and diluted EPS in 2013 were RMB4.88 ($0.81) and RMB4.67 ($0.77), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2012 of RMB2.52 and RMB2.50, respectively.

Balance Sheet and Cash Flow

As of December 31, 2013, the Company had cash and cash equivalents of RMB1,138.6 million ($188.1 million) and restricted cash of RMB 245.0 million ($40.5 million). The restricted cash balance comprised of a deposit pledged to secure the standby letter of credit for the Company’s bank loan. Cash provided by operating activities for the full year of 2013 was RMB593.9 million ($98.1 million) compared to RMB279.5 million in 2012.

Recent Developments

•	The Company successfully completed its initial public offering and listing of 8,993,000 ADSs (reflecting the full exercise of the over-allotment option to purchase additional 1,173,000 ADSs by the underwriters for the offering) on the New York Stock Exchange on December 11, 2013, and raised net proceeds of $142.2 million from the offering. As of December 31, 2013, the Company had a total of 105,136,436 ordinary shares outstanding.

•	On November 4, 2013, Autohome and Telstra Holdings entered into a share purchase agreement with West Crest Limited, Mr. Jiang Lan, and other shareholders of Autohome to purchase 3,856,564 and 2,828,147 ordinary shares of Autohome held by West Crest Limited for $75 million and $55 million, respectively, in cash. Fifty percent of the Company’s purchase price was paid on November 21, 2013 and the remainder was paid in January 2014.

•	On February 20, 2014, the Company’s Board of Directors approved Nicholas Chong’s appointment as the Company’s chief financial officer, effective on Monday, February 24, 2014. Mr. Chong joined the Company in September 2013 as its co-chief financial officer. Mr. Henry Hon, another former co-chief financial officer of the Company, will continue to serve as a director of the Company.

On February 20, 2014, the Company’s Board of Directors also approved the appointment of Dr. Ruey-Bin Kao as a director of the Company, effective immediately. Dr. Kao has been nominated by Telstra Holdings, the Company’s controlling shareholder, to replace Ajinkya Mukhopadhyay, a former appointee of Telstra.

Dr. Kao was named CEO of Telstra Greater China in January 2014. Based in Beijing, he is responsible for developing Telstra’s integrated service capabilities and identifying strategic areas to grow the business in the rapidly evolving Greater China market. He has more than 25 years of technology and management experience in the U.S. and Asia, and has served in many senior positions, including as country president of Applied Materials China and as the chairman of Motorola (China) Electronics Limited and Motorola Asia Pacific Business Council.

The Board of Directors has also appointed Dr. Kao to replace Mr. Han Willem Kotterman as the Chairman of the Compensation Committee, effective immediately. Mr. Han Willem Kotterman will continue to serve as a director of the Company and a member of the Compensation Committee.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB318.0 million ($52.5 million) to RMB332.0 million ($54.8 million) in the first quarter of fiscal year 2014, representing a 55.6% to 62.5% year-over-year increase.

These forecasts reflect the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will hold an earnings conference call at 8:00 AM on Monday, February 24, 2014, U.S. Eastern Time (9:00 PM on Monday, February 24, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 7037997.

A replay of the conference call may be accessed by phone at the following numbers until March 2, 2014:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 7037997

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2013, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook and Autohome’s strategic and operational plans contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Xu Wei

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Martin Reidy

FTI Consulting, Inc.

Tel: +86-10-8591-1060

Email: martin.reidy@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:
Advertising services	177,187	276,974	45,753	592,622	894,937	147,833
Dealer subscription services	44,568	109,022	18,009	139,898	321,611	53,126

Total net revenues	221,755	385,996	63,762	732,520	1,216,548	200,959

Cost of revenues	(49,180)	(87,818)	(14,507)	(178,240)	(252,236)	(41,666)

Gross profit	172,575	298,178	49,255	554,280	964,312	159,293

Operating expenses:
Sales and marketing expenses	(45,390)	(96,231)	(15,896)	(129,796)	(245,228)	(40,509)
General and administrative expenses	(33,265)	(28,741)	(4,748)	(83,153)	(82,529)	(13,633)
Product development expenses	(13,645)	(23,707)	(3,916)	(42,865)	(81,651)	(13,488)

Operating profit	80,275	149,499	24,695	298,466	554,904	91,663

Other income, net	1,986	2,532	419	5,403	13,552	2,239

Income before income taxes	82,261	152,031	25,114	303,869	568,456	93,902

Income tax expense	(38,943)	(29,354)	(4,849)	(90,988)	(112,294)	(18,550)

Net income	43,318	122,677	20,265	212,881	456,162	75,352

Earnings per share for ordinary share
Basic	0.43	1.23	0.20	2.13	4.57	0.75
Diluted	0.43	1.16	0.19	2.12	4.37	0.72

Shares used in earnings per share computation:

Ordinary shares:
Basic	100,000,000	—	—	100,000,000	—	—
Diluted	100,640,039	—	—	100,650,652	—	—

Class A ordinary shares
Basic	—	30,806,998	30,806,998	—	31,109,214	31,109,214
Diluted	—	105,824,049	105,824,049	—	104,329,226	104,329,226

Class B ordinary shares
Basic	—	68,788,940	68,788,940	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940	—	68,788,940	68,788,940

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	583	822	136	583	1,403	232

Comprehensive income	43,901	123,499	20,401	213,464	457,565	75,584

AUTOHOME INC.

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2012	2013		2012	2013
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	43,318	122,677	20,265	212,881	456,162	75,352
Plus: income tax expense	38,943	29,354	4,849	90,988	112,294	18,550
Plus: depreciation of property and equipment	5,015	7,901	1,305	14,301	25,548	4,220
Plus: amortization of intangible assets	1,708	1,580	261	10,203	6,250	1,032
Plus: Interest expense	—	402	66	—	414	68

EBITDA	88,984	161,914	26,746	328,373	600,668	99,222

Plus: share-based compensation expenses	8,003	8,524	1,408	29,142	25,608	4,230

Adjusted EBITDA	96,987	170,438	28,154	357,515	626,276	103,452

Net income	43,318	122,677	20,265	212,881	456,162	75,352
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,591	1,139	188	9,739	5,459	902
Plus: share-based compensation expenses	8,003	8,524	1,408	29,142	25,608	4,230

Adjusted Net Income	52,912	132,340	21,861	251,762	487,229	80,484

Non-GAAP Earnings per share for ordinary share
Basic	0.53	1.33	0.22	2.52	4.88	0.81
Diluted	0.53	1.25	0.21	2.50	4.67	0.77

Shares used in earnings per share computation:

Ordinary shares:
Basic	100,000,000	—	—	100,000,000	—	—
Diluted	100,640,039	—	—	100,650,652	—	—

Class A ordinary shares
Basic	—	30,806,998	30,806,998	—	31,109,214	31,109,214
Diluted	—	105,824,049	105,824,049	—	104,329,226	104,329,226

Class B ordinary shares
Basic	—	68,788,940	68,788,940	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940	—	68,788,940	68,788,940

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,
	2012	2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	420,576	1,138,613	188,085
Restricted cash	—	245,000	40,471
Accounts receivable	326,071	465,712	76,930
Other current assets	39,545	49,940	8,250

Total current assets	786,192	1,899,265	313,736

Non-current assets:
Property and equipment, net	39,858	57,897	9,564
Goodwill and Intangible assets, net	1,553,623	1,549,639	255,982
Other non-current assets	—	6,149	1,016

Total non-current assets	1,593,481	1,613,685	266,562

Total assets	2,379,673	3,512,950	580,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	213,208	324,094	53,537
Deferred revenue	94,392	215,580	35,611
Income tax payable	2,063	20,204	3,337
Payable for repurchase of common stock	—	227,015	37,500
Deferred tax liabilities	26,629	—	—
Other current liabilities	—	2,925	484

Total current liabilities	336,292	789,818	130,469

Non-current liabilities:
Other liabilities	16,568	29,041	4,797
Deferred tax liabilities	468,838	481,727	79,576

Total non-current liabilities	485,406	510,768	84,373

Total liabilities	821,698	1,300,586	214,842

Shareholders’ equity:
Total shareholders’ equity	1,557,975	2,212,364	365,456

Total liabilities and shareholders’ equity	2,379,673	3,512,950	580,298